P.E. 2/31/ 2/1/02

02013486

CONFORMED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K (i) a copy of a notice filed with the Financial Supervisory Commission of Korea on February 4, 2002, relating to the addition of an affiliated company, and (ii) an English summary of such notice.

계열회사의 추가

1. 대상계열회사	회사명	드림엑스닷넷(주)	(대표자)	이승일
	자본금 (원)	3,881,500,000		
	총자산 (원)	4,795,874,389		
	주요사업	인터넷포털		
2. 취득금액 (원)		-		
- 취득주식수 (주)		-		
- 취득 후 출자비율 (%)		-		
3. 계열그룹명		하나로통신		
4. 계열회사수 (사)		변경전	7	
		변경후	8	
5. 계열회사 자산 총계 (원)		변경전	3,879,961,698,475	
		변경후	3,884,757,572,864	
6. 추가사유		드림라인 지분인수에 따라 드림라인의 계열사인 드림엑스닷넷 하나로통신 계열사 편입		
7. 변경일		2002년 02월 04일		
8. 기타		- 대상계열회사 총자산, 자본금 및 계열회사 자산 총계 변경 전/후는 2001년 반기말 기준임 - 공정위 규정에 의거 계열사 편입일 : 2002. 2. 1 - 공정위 규정에 의거 계열사 통지일 : 2002. 2. 4		

Addition of an Affliated Company

February 5, 2002

1. Affliated Company	Name	DreamX.net Co.
	CEO	Seung Il Lee
	Paid-in-Capital (Won) as of June 30, 2001	3,881,500,000
	Total Assets (Won) as of June 30, 2001	4,795,874,389
	Major Business	Internet portal service
2. Total Amount of Acquisition Price (Won)	-	
- Number of shares acquired	-	
-% of shares	-	
3. Name of Affiliated Group	Hanaro Telecom	
4. Number of Hanaro Telecom's Affliated Companies	Before Addition	7
	After Addition	8
5. Total Assets of Affliated Companies (Won) as of June 30, 2001	Before Addition	3,879,961,698,475
	After Addition	3,884,757,572,864
6. Purpose of addition	Upon the acquisition of a controlling stake in Dreamline Co., Ltd., Hanaro added Dreamline's affiliated company, DreamX.net as one of its affiliated companies.	
7. Date of payment for Dreamline shares	February/4/2002	
8. Others	The Fair Trade Commission approved DreamX.net as Hanaro's affiliated company as of February 1, 2002.	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: February 5, 2002

By: /s/ Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director